UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
November 8, 2010
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Press Presse

Munich, Germany, November 8, 2010
Siemens to generate revenue of over €40 billion with green technologies in 2014
Revenue from Environmental Portfolio rose to about €28 billion in fiscal 2010
In fiscal 2014, Siemens wants to exceed the €40 billion revenue mark with green technologies. In fiscal 2010, Siemens generated revenue of around €28 billion with products and solutions from its Environmental Portfolio, compared to slightly less than €27 billion in fiscal 2009. The original target of generating revenue of at least €25 billion in 2011 was thus reached significantly earlier than planned. In 2010, the latest generation of high-efficiency transformers was also included in the technology company’s green portfolio for the first time. “Green innovations are our lifeblood. We’re the largest supplier of environmental technologies in the world. We want to — and we will — increase our advantage over our most important competitors,” said Barbara Kux, the member of Siemens’ Managing Board responsible for sustainability and the further development of the Environmental Portfolio.
In fiscal 2010, products and solutions from the Environmental Portfolio enabled Siemens customers worldwide to reduce their carbon dioxide (CO2) emissions by a total of around 270 million tons, an amount equal to the total annual CO2 emissions of the megacities Hong Kong, London, New York, Tokyo, Delhi and Singapore.
Virtually every Division in the three Sectors Industry, Energy and Healthcare is contributing to the company’s green portfolio. In 2010, the largest individual reductions in CO2 emissions were achieved by highly efficient combined-cycle power plants, wind farms, the retrofitting of existing power plants, energy-efficient lighting systems and ecofriendly trains. Other future growth drivers include, for example, smart grids and their key components, an area in which Siemens anticipates total orders of around €6 billion by the end of 2014.
Siemens’ Environmental Portfolio
The Siemens Environmental Portfolio comprises products and solutions that help cut greenhouse gas emissions or — as environmental technologies — combat air and water pollution. All products in the area of renewable energy fulfill these criteria. Product CO2 abatement potential is calculated on the basis of specific reference values. For example, the potential savings generated by today’s most advanced and efficient gas turbine power plants are calculated by comparing emission volumes per generated kilowatt hour with the worldwide average of all power plants. The contribution of light diodes and energy-saving lamps, for instance, is estimated by comparison with a reference solution. The energy savings achieved by optimizing electricity consumption in buildings are calculated on the basis of a before-and-after comparison.
Siemens’ Environmental Portfolio is being continually developed and refined. The Portfolio’s revenue and CO2 savings for fiscal 2010 will be reviewed by the auditing company Ernst & Young. This review is based on the criteria defined in the greenhouse gas initiative of the World Business Council for Sustainable Development and the World Resources Institute.
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Further information and images about the Environmental Portfolio are available at www.siemens.com/press/environmentalportfolio
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. For over 160 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. In fiscal 2009, which ended on September 30, 2009, revenue totaled €76.7 billion and net income €2.5 billion. At the end of September 2009, Siemens had around 405,000 employees worldwide. Further information is available on the Internet at: www.siemens.com.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
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Siemens AG	Media Relations: Ivonne Junghänel
Corporate Communications and Government Affairs	Telephone: +49 89 636-33929
Wittelsbacherplatz 2, 80333 Munich	E-mail: ivonne.junghaenel@siemens.com
Germany	Siemens AG
Wittelsbacherplatz 2, 80333 Munich
Reference number: AXX201011.11e

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: November 8, 2010	/s/	Dr. Klaus Patzak

	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

	/s/	Dr. Juergen M. Wagner

	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and
Corporate Performance Controlling